November 9, 2017

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Apollo Medical Holdings, Inc.

Registration Statement on Form S-4

File No. 333-219898

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Apollo Medical Holdings, Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-4 (File No. 333-219898) of the Registrant (the “Registration Statement”) be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on November 13, 2017 or as soon thereafter as may be practicable.

The Registrant hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, McDermott Will & Emery LLP, by calling Mark Mihanovic at (650) 815-7438. The Registrant hereby authorizes Mr. Mihanovic to orally modify or withdraw this request for acceleration.

Please also provide a copy of the Commission’s order declaring the Registration Statement effective to Mr. Mihanovic via email to mmihanovic@mwe.com or facsimile to (650) 815-7401 and via mail at 275 Middlefield Road, Suite 100, Menlo Park, CA 94025.

Very truly yours,

APOLLO MEDICAL HOLDINGS, INC.

By:	/s/ Warren Hosseinion
Name: Warren Hosseinion, M.D.
Title: Chief Executive Officer

cc: Mark Mihanovic (McDermott Will & Emery LLP)